SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Commission File Number 000-50778

                                  Hemosol Corp.
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                 (Translation of registrant's name into English)


         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
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                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  X    Form 40-F
          ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No  X
    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-                     .
                                    --------------------

The following is included in this Report on Form 6-K:

        1.  Press Release, dated as of July 8, 2005
        2.  Press Release, dated as of July 13, 2005

                                                                      HEMOSOL
Media Release

                         Hemosol Corporate Announcement


TORONTO, ON, July 8, 2005 - Hemosol Corp. (NASDAQ: HMSLD, TSX: HML) - Pursuant to Nasdaq Marketplace Rule 4350(b)(1)(B) which requires an issuer that receives an audit opinion that contains a going concern qualification to make a public announcement disclosing the receipt of such qualification, Hemosol Corp. today announced that the auditors' report on Hemosol's financial statements for the year ended December 31,2004, contained in Hemosol Corp.'s Annual Report on Form 20-F for the year ended December 31, 2004 (filed with the U.S. Securities and Exchange Commission on June 30, 2005), contained a going concern qualification.


About Hemosol

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol has a broad range of novel therapeutic products in development, including oxygen therapeutics and protein-based therapeutics to treat certain infectious diseases, cancers and anemia.

For more information visit Hemosol's website at www.hemosol.com.

Hemosol's common shares are listed on the NASDAQ Stock Market under the trading symbol "HMSLD" through July 8, 2005, and from July 11, 2005 under the trading symbol "HMSL". The common shares are also listed on the Toronto Stock Exchange
(TSX) under the trading symbol "HML".


Contact:  Jason Hogan
          Investor & Media Relations
          416 361 1331
          800 789 3419
          416 815 0080 fax
          ir@hemosol.com
          www.hemosol.com


Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived from that technology; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                                                      HEMOSOL
Media Release


 Hemosol Selects IGIV as its First Therapeutic Protein Product for Development


TORONTO, ON, July 13, 2005 - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced that it has chosen Immune Globulin Intravenous 10% (IGIV) as the first protein product that the Company will advance through the clinical development and regulatory process in order to seek approval to commence commercial production. IGIV is comprised of naturally occurring antibodies that are normally produced in the human body, however, in some cases, patients cannot produce sufficient quantities of these antibodies and are required to receive IGIV infusions every 3 to 4 weeks to avoid infectious diseases. The North American market for IGIV in 2004 was approximately US$1.3 billion.

The intended clinical development plan for Hemosol's IGIV protein product will begin with the U.S. Food and Drug Administration's acceptance of an Investigational New Drug application (IND), followed by a pivotal trial in patients diagnosed with Primary Immune Deficiency disease. Patients will be dosed for approximately 12 months and results will be compared to historical controls. This IND is expected to be filed in late 2005 or early 2006, followed by a Biologic License Application in the second half of 2007. The Company believes that, upon the successful completion of this regulatory program, a commercial product will be available for launch in 2008. Additional indications for this product will be sought subsequent to the first approval.

"Our decision to go ahead with IGIV as the initial therapeutic product is another important step in our strategic plan to become a leading developer and manufacturer of plasma-derived therapeutic proteins," said Lee Hartwell, President & CEO, Hemosol Corp. "The billion dollar North American market for IGIV increased by more than 10% last year and growth of 7-10% per year is expected to continue. This rate of growth may increase if new indications currently being investigated for IGIV are approved."

The first approvals for an intravenously administered immunoglobulin preparation occurred in the mid-1980s. Since then, several additional IGIV products have been approved for commercial sale in major markets. The well defined and longstanding record for seeking the approval of IGIV products combined with the availability of published guidance from leading regulatory authorities, provides Hemosol with a clearly defined clinical development and regulatory pathway.

Following, IGIV, the Company also intends to pursue regulatory approval for two other key therapeutic protein products: Alpha 1 Proteinase Inhibitor (A1PI), and von Willebrand Factor/Factor VIII (vWF/FVIII). Hemosol expects to file INDs and commence pivotal trials for each of these additional drug candidates in 2006. As previously disclosed, Hemosol has completed pre-commercial pilot scale runs for the extraction of all three protein products at a 30-litre scale and results to date have demonstrated increased production yields of all three protein products ranging from 30-450% greater than current industry averages depending on the protein. Hemosol believes that these increased yields will position the company favourably to compete in the multi-billion dollar plasma products business.

The Company is pursuing a number of strategic options with respect to generating the necessary capital required to execute its therapeutic protein initiative. These options include strategic and financial partners in addition to the capital markets.

More About IGIV

IGIV is currently used to treat Primary Immune Deficiency, Idiopathic Thrombocytopenia Purpura, some forms of cancer, certain autoimmune diseases, pediatric AIDS and during organ transplants. Early-stage research has demonstrated that IGIV may also be of importance in the treatment of multiple sclerosis, rheumatoid arthritis and Alzheimer's disease.

Worldwide demand for IGIV is expected to increase by 7-10% on an annual basis for the next five years. In May 2005 the Advisory Committee on Blood Safety and Availability for the U.S. Department of Health and Human Services concluded that "there is a worsening crisis in the availability of and access to IGIV products that is affecting and placing patients' lives at risk (e.g. patients with immunodeficiency)".


About Hemosol

Hemosol is an integrated biopharmaceutical developer and manufacturer of biologics, particularly blood-related protein based therapeutics. The Company is deploying a novel technology, Plasma Protein Chromatography (PPC), which has the potential to change the business dynamics of the therapeutic plasma proteins sector. Hemosol also continues to develop its rich and diverse therapeutic pipeline that includes three technology platforms - Oxygen Therapeutics for the treatment of high volume blood loss; Drug Delivery for the treatment of Hepatitis C and liver cancer; and Cell Therapeutics for the treatment of chronic myelogenous leukemia and chemotherapy-induced anemia.

For more information visit Hemosol's website at www.hemosol.com.

The Common Shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the TSX under the trading symbol "HML".


Contact:  Jason Hogan
          Investor & Media Relations
          416 361 1331
          800 789 3419
          416 815 0080 fax
          ir@hemosol.com
          www.hemosol.com



Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to successfully implement the Cascade technology and commercialize products derived from that technology; Hemosol's ability to obtain additional financing which is critical to the implementation of the Cascade technology and to Hemosol's continued viability as a going concern; Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; the risk that Hemosol may not become profitable; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  HEMOSOL CORP.

                                  By: /s/ Lee Hartwell
                                      -----------------------------------------
                                      Name: Lee Hartwell
                                      Title: President, Chief Executive Officer
                                             and Chief Financial Officer

Date: July 13, 2005